2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Exhibit 99.3

FOR IMMEDIATE RELEASE

Total Acquires Interest in an Exploration Block Deep Offshore Indonesia

Paris, August 5, 2004 - Total has signed an agreement with Australia’s Santos to acquire a 39.9% interest with the right, subject to certain conditions, to obtain a further 10.1% interest in an offshore exploration block located north of Bali, Indonesia.

Water depths range from 100 to 970 meters in the 3,450-square-kilometer North Bali 1 PSC, originally awarded to Santos subsidiary, Santos (Nth Bali I) Pty Ltd, in October 2003 under a tender issued by the Indonesian government.

2D seismic was shot last January and an exploration well is scheduled to be drilled by year-end. Total subsidiary, Total E&P North Bali I, will become operator after the first exploration period.

The new agreement is in line with Total’s strategy of expanding its deep offshore operations, in particular in a region where it is already a major operator.

Total is the leading gas producer in Indonesia and supplies more than 65% of the gas liquefied at the Bontang liquefaction plant, on behalf of the association which operates the Mahakam permit.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com